Turnkey Agreement Sale Analysis

Information Requested by Staff                                        Location

Funding received                                                                 Table 1 (Sale Amounts)

Revenues recognized
Table 1 – Predrilling. All pre-drilling revenue is recognized in the year received. For example, 2009 pre-drilling revenue is composed of Project 2008B ($439,579), Project 2009A ($1,639,731), and Project 2009B ($247,999), for a total of $2,327,309 (See Table 2)

Contract dates	Table 1 (Contract Date Range)

Drilling dates	Table 1 (Date Drilled)

Amounts designated as drilling and	Table 1 (Pre-Drilling and Drilling)
pre-drilling

Revenue recognized each period	Table 2 (Annual Totals – Income Statement)

Underlying properties & reserve status	Table 3

Royale Energy, Inc.
Turnkey Agreement Sale Analysis
For the three years ended December 31, 2011

                                                                Table 1
			Sale Amount					Working Interest Recognized
Project/Wells	Contracts Date Range	Date Drilled	Prior to 2009	2009	2010	2011	Total Sales Thru 2011	Prior to 2009	2009	2010	2011	Total Interest Recognized	Retained by Royal

Project - 2008B	Jul '08 - Sept '09
Well #1		12/18/2009	$589,639	$286,695			$876,334	29.56%	14.25%			43.81%	55.88%
Well #2		10/28/2009	$539,090	$262,117			$801,207	29.56%	14.25%			43.81%	53.82%
Well #3		9/1/2010	$573,880	$279,032			$852,912	29.56%	14.25%			43.81%	55.88%
Well #4		5/31/2010	$637,890	$310,156			$948,046	29.56%	14.25%			43.81%	55.88%

TOTAL			$2,340,500	$1,138,000			$3,478,500

Pre-drilling @ 38.63%				$439,579
Deferred Drilling @ 61.37%				$698,421

Project - 2009A	Apr '09 - Dec '09
Well #1		4/16/2010		$1,062,280			$1,062,280		57.14%			57.14%	40.21%
Well #2		7/28/2010		$1,179,017			$1,179,017		57.14%			57.14%	41.19%
Well #3		9/4/2011		$467,520			$467,520		17.14%			17.14%	81.68%
Well #4		7/23/2010		$1,096,182			$1,096,182		57.14%			57.14%	12.23%

TOTAL				$3,805,000			$3,805,000

Pre-drilling @ 43.094%				$1,639,731
Deferred Drilling @ 56.906%				$2,165,269

Project - 2009B	Dec '09 - Aug '10
Well #1		11/11/2010		$255,595	$647,285		$902,880		13.67%	34.61%		48.28%	49.09%
Well #2		9/9/2010		$239,713	$607,065		$846,778		13.67%	34.61%		48.28%	50.03%
Well #3		3/4/2011		$236,296	$598,412		$834,708		13.67%	34.61%		48.28%	50.06%
Well #4		6/19/2011		$230,896	$584,738		$815,634		13.67%	34.61%		48.28%	49.65%

TOTAL				$962,500	$2,437,500		$3,400,000

Pre-drilling @ 25.766				$247,999	$628,050
Deferred Drilling @ 74.234%				$714,501	$1,809,450

Project - 2010A	Jul '10 - Feb '11
Well #1		11/20/2011			$986,567	$6,277	$992,844			54.02%	0.37%	54.39%	43.96%
Well #2		To be drilled			$518,368	$3,298	$521,666			43.40%	0.30%	43.70%	56.00%
Well #3		9/27/2011			$1,157,071	$7,362	$1,164,433			54.02%	0.37%	54.39%	44.22%
Well #4		12/2/2012			$925,656	$5,890	$931,546			54.02%	0.37%	54.39%	45.24%

TOTAL					$3,587,662	$22,827	$3,610,489

Pre-drilling @ 27.874%					$1,000,013	$6,363
Deferred Drilling @ 72.126%					$2,587,649	$16,464

Turnkey Agreement Sale Analysis

Royale Energy, Inc.
For the three years ended December 31, 2011

			Sale Amount					Working Interest Recognized
Project/Wells	Contracts Date Range	Date Drilled	Prior to 2009	2009	2010	2011	Total Sales Thru 2011	Prior to 2009	2009	2010	2011	Total Interest Recognized	Retained by Royal
Project - 2010B	Oct '10 - Nov '10
Well #1		11/30/2010			$445,874		$445,874			19.79%		19.79%	75.99%
Well #2		1/29/2011			$445,874		$445,874			19.79%		19.79%	76.71%

TOTAL					$891,747		$891,747

Pre-drilling @ 39.138%					$349,015
Deferred Drilling @ 60.862%					$542,732

Project - 2010C	Dec '10 - Jul '11
Well #1		10/31/2011			$87,867	$985,545	$1,073,412			4.05%	45.42%	49.47%	49.23%
Well #2		12/31/2012			$89,824	$1,007,493	$1,097,316			4.05%	45.42%	49.47%	50.22%
Well #3		To be drilled			$76,021	$852,674	$928,695			4.86%	54.54%	59.40%	40.23%
Well #4		To be drilled			$71,288	$799,594	$870,882			4.05%	45.42%	49.47%	50.22%

TOTAL					$325,000	$3,645,306	$3,970,306

Pre-drilling @ 27.659%					$89,892	$1,008,255
Deferred Drilling @ 72.341%					$235,108	$2,637,051

Project - 2011A	Jul '11 - Aug '12
Well #1		To be drilled				$680,585	$680,585				30.25%	30.25%	48.90%
Well #2		To be drilled				$680,585	$680,585				30.25%	30.25%	48.90%
Well #3		To be drilled				$556,380	$556,380				30.25%	30.25%	48.90%
Well #4		To be drilled				$542,144	$542,144				30.25%	30.25%	48.90%
Well #5		To be drilled				$564,806	$564,806				30.25%	30.25%	48.90%

TOTAL						$3,024,500	$3,024,500

Pre drilling @ 26.805						$810,712
Deferred Drilling @ 73.195						$2,213,788

Turnkey Agreement Sale Analysis
Royale Energy, Inc.
For the three years ended December 31, 2011

                                                                Table 2

			Sale Amount					Working Interest Recognized
Project/Wells	Contracts Date Range	Date Drilled	Prior to 2009	2009	2010	2011	Total Sales Thru 2011	Prior to 2009	2009	2010	2011	Total Interest Recognized	Retained by Royal

Deferred Drilling Recognition – Completion of Obligations under Turnkey Agreement

2006A – Well #2		1/31/2009		$422,157
2007A – Well #1		1/31/2009		$502,304
2008B – Well #2		10/28/2009		$491,718
2008A – Well #3		11/4/2009		$780,472
2008B – Well #1		12/18/2009		$537,829
2009A – Well #1		4/16/2010			$604,500
2006B – Well #1		5/31/2010			$1,103,980
2008B – Well #4		5/31/2010			$581,828
2009A – Well #4		7/23/2010			$623,792
2009A – Well #2		7/28/2010			$670,930
2008B – Well #3		9/1/2010			$523,440
2009B – Well #2		9/9/2010			$627,039
2004A – Well #5		9/30/2010			$122,569
2009B – Well #1		11/11/2010			$671,833
2010B – Well #1		11/30/2010			$271,366
2010B – Well #2		1/29/2011				$271,366
2009B – Well #3		3/4/2011				$617,350
2009B – Well #4		6/19/2011				$607,729
2009A – Well #3		9/4/2011				$266,047
2010A – Well #3		9/27/2011				$847,972
2010C – Well #1		10/31/2011				$782,410
2010A – Well #1		1/31/2009				$714,947

Deferred Drilling Recognized				$2,734,479	$5,801,276	$4,107,822

Turnkey Agreement Sale Analysis
Royale Energy, Inc.
For the three years ended December 31, 2011

Annual Totals – Income Statement	2009	2010	2011	2009-2011 Total
Pre-drilling	$2,327,309	$2,066,969	$1,825,329	$6,219,608
Deferred Drilling Recognized as Revenue	$2,734,479	$5,801,276	$4,107,822	$12,643,577
Total Turnkey Drilling Revenue
Per Above Schedule	$5,061,789	$7,868,246	$5,933,151	$18,863,185
Per Financial Stmts	$5,061,804	$7,868,273	$5,933,065	$18,863,142
Difference	-$15	-$27	$86	$43

Annual Totals
Total Receipts	$5,905,500	$7,241,909	$6,692,633	$19,840,042

Total Spoilage Costs	$98,042	$201,883	$12,959	$312,884
Total Marketing Costs	$1,171,511	$1,175,049	$1,284,575	$3,631,185
Total Lease Costs – Unproved Property Only	$17,327	$133,534	$85,444	$236,305
Total Other Land Costs – Unproved Property Only	$37,788.40	$150,067.80	$78,523.57	$266,380
Total Intangible Drilling Costs	$3,685,931	$4,491,656	$6,552,776	$14,730,362
Total Tangible Drilling Costs	$531,016	$671,762	$794,967	$1,997,746
Total Costs	$5,541,615	$6,823,952	$8,809,245	$21,174,812

Total Recipts less Total Costs	$363,885	$417,957	-$2,116,612	-$1,334,771

Percentage of Lease Costs of Total Costs	0.31%	1.96%	0.97%	1.12%

Turnkey Agreement Sale Analysis – Drilled Property Description
Royale Energy, Inc.
For the three years ended December 31, 2011

                                                                Table 3

			Original Property Description			Drilled Property Description
Project/Wells	Contracts Date Range	Date Drilled	Location	Reserve Status	Substitution of Original Location	Location	Reserve Status	Successful Well

Project - 2008B	Jul '08 - Sept '09
Well #1		12/18/2009	Colusa County, CA	Unproved	YES	Colusa County, CA	Unproved	Dry Hole
Well #2		10/28/2009	Colusa County, CA	Unproved	NO			Proved
Well #3		9/1/2010	Kern County, CA	Unproved	NO			Dry Hole
Well #4		5/31/2010	To be determined	Unknown	N/A	Sacramento County, CA	Unproved	Dry Hole
Project - 2009A	Apr '09 - Dec '09
Well #1		4/16/2010	Colusa County, CA	Unproved	NO			Proved
Well #2		7/28/2010	Colusa County, CA	Unproved	NO			Proved
Well #3		9/4/2011	San Joaquin County, CA	Unproved	NO			Proved
Well #4		7/23/2010	To be determined	Unknown	N/A	Tehema County, CA		Proved
Project - 2009B	Dec '09 - Aug '10
Well #1		11/11/2010	Colusa County, CA	Unproved	NO			Proved
Well #2		9/9/2010	Tehama County, CA	Unproved	NO			Dry Hole
Well #3		3/4/2011	Colusa County, CA	Unproved	YES	Colusa, County, CA	Unproved	Dry Hole
Well #4		6/19/2011	To be determined	Unknown	N/A	Colusa, County, CA	Unproved	Dry Hole
Project - 2010A	Jul '10 - Feb '11
Well #1		11/20/2011	Colusa County, CA	Unproved	YES	Colusa, County, CA	Unproved	Dry Hole
Well #2		To be drilled	Tehama County, CA	Unproved	N/A
Well #3		9/27/2011	Colusa County, CA	Unproved	NO			Proved
Well #4		12/2/2012	To be determined	Unknown	N/A	Colusa, County, CA	Unproved	Dry Hole
Project - 2010B	Oct '10 - Nov '10
Well #1		11/30/2010	Colusa County, CA	Proved	NO			Proved
Well #2		1/29/2011	Colusa County, CA	Proved	NO			Proved
Project - 2010C	Dec '10 - Jul '11
Well #1		10/31/2011	Colusa County, CA	Unproved	No
Well #2		12/31/2012	Colusa County, CA	Unproved	YES	Colusa, County, CA	Unproved	Proved
Well #3		To be drilled	Solana County, CA	Unproved	N/A
Well #4		To be drilled	To be determined	Unknown	N/A
Project - 2011A	Jul '11 - Aug '12
Well #1		To be drilled	Colusa County, CA	Unproved	N/A
Well #2		To be drilled	Colusa County, CA	Unproved	N/A
Well #3		To be drilled	Colusa County, CA	Unproved	N/A
Well #4		To be drilled	Colusa County, CA	Unproved	N/A
Well #5		To be drilled	Solana County, CA	Unproved	N/A